Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

SUPPLEMENT TO NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 12, 2024

To the Shareholders of

Color Star Technology Co., Ltd.

This proxy statement supplement (the “Supplement”) supplements and amends the information contained in the Proxy Statement dated August 29, 2024 (the “Original Proxy Statement”) and the proxy statement supplement dated September 4, 2024 (the “No.1 Supplement”) furnished by Color Star Technology Co., Ltd. (the “Company”) for its 2024 Annual Meeting of Shareholders (the “Meeting”), to (i) add a new Proposal 2 to the Proxy Statement to approve the alteration of the Company’s share capital (the “New Proposal 2”); (ii) amend the original Proposal 2 (the “Original Proposal 2”) to reflect the changes described in New Proposal 2, renaming it as Proposal 3 (the “New Proposal 3”); (iii) update the Notice of the Annual Meeting to include New Proposal 2 and to reflect the change from Original Proposal 2 to New Proposal 3 (the “Amended Notice”). This Supplement, along with the accompanying Amended Notice, contains additional information about the Meeting which is to be held on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102.

Except as described above, this Supplement does not change the Original Proxy Statement and the No.1 Supplement.

All proxies executed prior to the date of this Supplement and not revoked prior to the Meeting will be voted in accordance with the instructions contained therein.

COLOR STAR TECHNOLOGY CO., LTD.

80 Broad Street, 5th Floor

New York, NY 10005

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 29, 2024

(or any adjournment or postponement thereof)

September 12, 2024

To the Shareholders of

Color Star Technology Co., Ltd.

Notice is hereby given that the Annual General Meeting of the Shareholders of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) will be held on September 29, 2024 at 10:00 p.m. Eastern Standard Time (i.e., September 30, 2024 at 10:00 a.m., Beijing time and 9:00 pm Cayman Islands time) at Room 1801, North Part, Building 122, Nanhudongyuan (Room 1801, Building B, Botaiguoji), Chaoyang District, Beijing, PRC, 100102, and at any adjourned or postponement thereof.

The Annual General Meeting is called for the following purposes:

1	To approve as a special resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-two hundred fifty (1:250), but in any case at a ratio of not less than one-for-five (1:5) (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$32,000,000 divided into (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$32,000,000 divided into (i) as low as 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as a special resolution;

2	To approve as a special resolution, immediately after the approval of the Reverse Share Split and Share Consolidation Proposal, the subdivision of the Company’s authorized share capital (the “Subdivision of Authorised Share Capital”) so that US$32,000,000 divided into (i) 2,800,000 Class A Ordinary Shares of a par value of US$10 each and 400,000 Class B Ordinary Shares of a par value of US$10 each becomes (in case of an Approved Consolidation Ratio of 1:250) US$32,000,000, divided into: (i) 280,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; and (ii) 40,000,000,000 Class B Ordinary Shares of US$0.0001 par value each (the “Subdivision of Authorised Share Capital Proposal”); authorization of the Subdivision of Authorised Share Capital Proposal to be approved as a special resolution;

3	Subject to approval by the shareholders of Proposal 1 (the Reverse Share Split and Share Consolidation) and Proposal 2 (the Subdivision of Authorized Share Capital Proposal), to approve as a special resolution that the Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) in substitution for the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “Articles Amendment Proposal”) to effect the Reverse Share Split and Share Consolidation, and the Subdivision of Authorised Share Capital; adoption of the Articles Amendment Proposal to be approved as a special resolution;

4	To consider and vote upon a proposal to approve and adopt the Company’s 2024 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the “2024 Equity Incentive Plan Proposal”); adoption of the 2024 Equity Incentive Plan Proposal to be approved as a special resolution;

5	To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (collectively, the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”); authorization of the Election of Directors Proposal to be approved as an ordinary resolution;

6	To ratify, confirm and approve the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024 (the “Ratification of Appointment of Auditors Proposal”); ratification of the Appointment of Auditors Proposal to be approved as an ordinary resolution;

7	To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company’s Transfer Agent to make all relevant updates to the Company’s Class A Ordinary Shares register of members and Class B Ordinary Shares register of members (the “Filing Proposal”); authorization of the Filing Proposal to be approved as an ordinary resolution; and

8	To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the “Adjournment Proposal”); authorization of the Adjournment Proposal to be approved as an ordinary resolution.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on August 28, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual General Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual General Meeting.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares as of the Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form by email to wei.zhang@china-acm.com or by mail to 80 Broad Street, 5th Floor, New York NY 10005 as promptly as possible. We must receive the proxy form no later than noon on the day prior to the Annual General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. You may obtain directions to the meeting by calling our offices at (929) 317-2699. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 80 Broad Street, 5th Floor, New York NY 10005.

By Order of the Board of Directors.

Wei Zhang
Chairwoman of the Board

PROPOSAL NO. 2

SUBDIVISION OF THE AUTHORISED SHARE CAPITAL

The Board deemed advisable, subject to the Reverse Share Split and Share Consolidation Proposal being approved by the shareholders, and is recommending that our shareholders pass a special resolution to approve, immediately after the approval of the Reverse Share Split and Share Consolidation Proposal, the subdivision of the Company’s authorized share capital (the “Subdivision of Authorised Share Capital”) to (in the case of an Approved Consolidation Ratio of 1:250) US$32,000,000, divided into: (i) 280,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; and (ii) 40,000,000,000 Class B Ordinary Shares of US$0.0001 par value each (the “Subdivision of Authorised Share Capital Proposal”).

Vote Required

Proposal No. 2 will be approved by special resolution if at least two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE SUBDIVISION OF AUTHORISED SHARE CAPITAL PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 2 is as follows:

“RESOLVED, as a special resolution, that the Subdivision of Authorised Share Capital, with effect immediately after the Reverse Share Split and the Share Consolidation under Proposal No. 1, be and is hereby is approved and confirmed in all respects.”

PROPOSAL NO. 3

ARTICLES AMENDMENT PROPOSAL

The Board deemed advisable, subject to the Reverse Share Split and Share Consolidation Proposal, and at an effective time and at an Approved Consolidation Ratio as the Board determines in the best interest of the Company (including in the interest of maintaining the Company’s Ordinary Shares listing on Nasdaq), and the Subdivision of Authorised Share Capital Proposal being approved by shareholders, and is recommending that our shareholders pass a special resolution to approve and adopt the Sixth Amended and Restated Memorandum of Association and Articles of Association of the Company to reflect the Reverse Share Split and Share Consolidation at an effective time and at an Approved Consolidation Ratio as the Board determines in the best interest of the Company (including in the interest of maintaining the Company’s Ordinary Shares listing on Nasdaq) and Subdivision of Authorized Share Capital if and to the extent effected, in substitution for and to the exclusion of, the fifth amended and restated memorandum and articles of association of the Company in effect immediately prior to effectiveness of the Reverse Share Split and Share Consolidation and Subdivision of Authorised Share Capital (the “Amended M&A”).

A draft form of the Amended M&A is attached to this notice as Appendix A. The draft form of the Amended M&A assumes that the shareholders have approved the Reverse Share Split and Share Consolidation, Subdivision of Authorised Share Capital and that the Board will effectuate the Reverse Share Split and Share Consolidation at a ratio of up to 1:250 and is subject to shareholders providing such approvals and to any changes to the Approved Consolidation Ratio determined by the Board.

Procedure for Implementing the Amended M&A

The Amended M&A would become effective upon approval by special resolution of our shareholders at an effective time and at an Approved Consolidation Ratio as the Board determines in the best interest of the Company. Filing of the Amended M&A with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (as revised) of the Cayman Islands (the “Effective Time”) would follow.

Purpose of the Proposed Amended M&A

The Amended M&A reflect the Reverse Share Split and Share Consolidation Proposal at an effective time and at an Approved Consolidation Ratio as the Board determines in the best interest of the Company and the Subdivision of Authorised Share Capital, in substitution for and to the exclusion of, the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company in effect immediately prior to effectiveness of the Reverse Share Split and Share Consolidation and the Subdivision of Authorised Share Capital.

Vote Required

Proposal No. 3 will be approved by special resolution if at least two-thirds (2/3) majority of the total votes properly cast in person or by proxy at the Annual General Meeting by the holders of Ordinary Shares entitled to vote at the Annual General Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No 3 is as follows:

“RESOLVED as a special resolution, at an effective time and at an Approved Consolidation Ratio as the Board determines in the best interest of the Company (including in the interest of maintaining the Company’s Ordinary Shares listing on Nasdaq), that a newly amended and restated memorandum and articles of association of the Company being adopted as the Sixth Amended and Restated Memorandum and Articles of Association of the Company to the exclusion of the existing Fifth Amended and Restated Memorandum of Association and Articles of Association, to reflect the Reverse Share Split and Share Consolidation Proposal and Subdivision of Authorised Share Capital, including without limitation, amending Clause 6 of the Memorandum of Association, be and hereby is approved.”

In all other respects the Original Proxy Statement, the Notice of Annual Meeting of Stockholders dated August 29, 2024 and the First Supplement remain unchanged.

We sincerely apologize for any inconvenience this change may cause you and appreciate your understanding.

Sincerely,

/s/ Wei Zhang
Chairwoman of the Board

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